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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                              GART SPORTS COMPANY
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   366630101
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                                 (CUSIP Number)

                                 Marilyn Oshman
                         Oshman's Sporting Goods, Inc.
                               2302 Maxwell Lane
                               Houston, TX 77023
                                 (713) 928-3171
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 7, 2001
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                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibit. See Rule 13d-7(b) for other parties to whom are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1
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                                 SCHEDULE 13D

CUSIP NO.  366630101

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      MARILYN OSHMAN
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      NOT APPLICABLE
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
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                          SOLE VOTING POWER
                     7
     NUMBER OF            666,146

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             666,146

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      666,146

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [X]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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                                       2
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                        STATEMENT PURSUANT TO RULE 13D-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1. Security and Issuer.

     This Statement relates to shares of common stock, $0.01 par value (the "Common Stock") of Gart Sports Company (the "Company"), whose principal executive offices are at 1000 Broadway, Denver, Colorado 80203.

Item 2. Identity and Background.

     (a)  Name:  Marilyn Oshman.

     (b)  Business Address:  2302 Maxwell Lane, Houston, Texas 77023.

     (c) Principal Occupation: Consultant and Director for Gart Sports Company, 1000 Broadway, Denver, Colorado 80203.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Citizenship:  United States of America

Item 3. Source and Amount of Funds or Other Consideration.

     All of the shares of Common Stock were acquired by the Reporting
Person upon the closing of the merger by and among the Company, Oshman's Sporting Goods, Inc. ("Oshman's") and GSC Acquisition Corp. pursuant to the Agreement and Plan of Merger, dated as of February 21, 2001 by and among said entities (the "Merger"), which provided for the conversion of each share of Oshman's common stock held prior to the Merger into $7.00 cash and 0.55 shares of Company Common Stock.

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

Item 4. Purpose of Transaction.

     The Reporting Person acquired beneficial ownership (as defined in Rule 13d-3) of the shares of Common Stock, pursuant to the conversion procedure described in Item 3, as of June 7, 2001 upon the closing of the Merger. At the present time, the Reporting Person does not have any plan or proposal that would relate to any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Item 5. Interest in Securities of the Issuer.

     (a) As of July 17, 2001, the Reporting Person holds 666,146 shares of Common Stock, constituting approximately 5.7% of the 11,616,037 shares of Common Stock outstanding as of June 15, 2001.

     (b) The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 666,146 Shares held by her. The Reporting Person is one of six trustees of The Oshman Foundation (the "Foundation"). The trustees of the Foundation are vested with the power to vote and sell the assets of the Foundation, including 6,491 shares of Company Common Stock. The Reporting Person disclaims beneficial ownership of shares owned by the Foundation, and these shares are not included in the total number of shares owned beneficially or the percentage of outstanding shares owned.

     The Reporting Person entered into a registration rights agreement, dated June 7, 2001, (the "Registration Rights Agreement") with the Company pursuant to which the Reporting Person, and other stockholders who entered into such agreement, has the right to make (i) demands that the Company register under the Securities Act her shares of Company Common Stock and (ii) "piggyback" requests to the Company that her shares of Company Common Stock be included in any registration statement relating to an offering of Company equity securities for the Company's own account or for the account of others. These rights are subject to certain conditions and limitations that are set forth in the Registration Rights Agreement.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

     Consistent with the merger agreement, the Company has appointed the Reporting Person to serve on the Company's Board of Directors. Pursuant to a Consulting Agreement entered into with the Reporting Person, dated June 7, 2001, the Company has granted to the Reporting Person options to purchase 20,000 shares of Common Stock with an exercise price equal to the market price of Company Common Stock on June 7, 2001 and vesting at the rate of 10,000 shares every six months.

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

     Other than the Registration Rights Agreement described in Item 5(b) and the transactions described in this Item 6, the Reporting Person is not a party to any contract, arrangement or understanding with respect to securities of the Company.

Item 7. Material to be Filed as Exhibits.

     Exhibit A. Registration Rights Agreement, dated as of June 7, 2001, among Gart Sports Company, Marilyn Oshman, individually and as trustee, Alvin N. Lubetkin, Judy O. Margolis, individually and as trustee and custodian, Barry M. Lewis, as trustee, and Edward C. Stanton III, as trustee (incorporated herein by reference to Annex C to the Company's Form S-4/A, filed May 4, 2001).


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:    July 17, 2001

                              "Reporting Person"


                              /s/ Marilyn Oshman
                              -----------------------------
                              Marilyn Oshman

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